Filed Pursuant to Rule 424(b)(7)
Registration No. 333-158663
CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of each class of	Amount to be	Offering Price	Maximum Aggregate	Amount of
securities offered	Registered	Per Unit (1)	Offering Price (1)	Registration Fee
Shares of common stock, par value $0.01per share	19,100,000	$12.21	$233,211,000	(2)

(1)	Pursuant to Rule 457(c) of the Securities Act of 1933, these prices are estimated solely for the purpose of calculating the registration fee and are based upon the average of the high and low sales prices of the Registrant’s common stock on the New York Stock Exchange on October 15, 2010.
(2)	The filing fee of $16,627.94 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended. Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $56,133 were paid with respect to unsold securities that were previously registered pursuant to a registration statement on Form S-4 (File No. 333-153771) initially filed by the registrant on October 2, 2008, of which $28,923.64 remains available for future registration fees. Of this available amount, $16,627.94 is being offset against the entire amount of the registration fee due for this offering and $12,295.70 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
PROSPECTUS SUPPLEMENT
(To prospectus dated April 20, 2009)
19,100,000 Shares of Common Stock

     The shares of common stock, par value $0.01 par value per share, of Bank of America described in this prospectus supplement and the attached prospectus (the “Shares”) are being offered for sale from time to time by the selling stockholders named below under the section entitled “Selling Stockholders” on page S-5 of this prospectus supplement. The selling stockholders acquired the Shares upon the automatic conversion of shares of outstanding mandatory convertible preferred stock of Merrill Lynch & Co., Inc. (“Merrill Lynch”), our wholly-owned subsidiary, into the Shares on October 15, 2010 (the “mandatory conversion date”). Merrill Lynch issued and sold the shares of its mandatory convertible preferred stock to the selling stockholders in July 2008 in private placements, in reliance on an exemption from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”).
     The selling stockholders will receive all of the proceeds from any sales of the Shares and we will not receive any of the proceeds. Information about the selling stockholders and their ownership of the Shares are described in “Selling Stockholders” on page S-5 of this prospectus supplement.
     The selling stockholders may sell the Shares only in ordinary brokerage transactions involving ordinary and customary brokerage commissions as described in “Plan of Distribution” on page S-6 of this prospectus supplement.
     The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the Shares with the Securities and Exchange Commission.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement.
     Our common stock is listed on the New York Stock Exchange under the symbol “BAC.” On October 18, 2010, the last reported sale price for our common stock on the New York Stock Exchange was $12.34 per share.
     None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the Shares or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 20, 2010

ABOUT THIS PROSPECTUS SUPPLEMENT
     In considering an investment in the Shares, you should rely only on the information included or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If information in this prospectus supplement is inconsistent with information in the attached prospectus, the information in this prospectus supplement supersedes the information in the attached prospectus. The delivery of this prospectus supplement, at any time, does not imply that there has been no change in our affairs since the date of this prospectus supplement or that the information in this prospectus supplement or the attached prospectus is correct as of any time after its date.
     This prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy the Shares in any jurisdiction in which that offer or solicitation is unlawful. The distribution of this prospectus supplement and the attached prospectus and the offering of the Shares in some jurisdictions may be restricted by law. If you have received this prospectus supplement and the attached prospectus, you should find out about and observe these restrictions.
     This prospectus supplement has been prepared on the basis that any offer of the Shares in any Member State of the European Economic Area (each, a “Relevant Member State”) which has implemented the Prospectus Directive (2003/71/EC) (the “Prospectus Directive”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of the Shares which is the subject of the offering contemplated in this prospectus supplement and the attached prospectus may only do so in circumstances in which no obligation arises for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 or the Prospectus Directive, in each case, in relation to such offer. We have not authorized, and we do not authorize, the making of any offer of the Shares in circumstances in which an obligation arises for us to publish or supplement a prospectus for the purposes of the Prospectus Directive in relation to such offer. Neither this prospectus supplement nor the accompanying prospectus constitutes an approved prospectus for the purposes of the Prospectus Directive.
     Persons outside the United States who come into possession of this prospectus supplement and the attached prospectus must inform themselves about and observe any restrictions relating to the offering of the Shares and the distribution of this prospectus supplement and the attached prospectus outside of the United States.
     Unless otherwise indicated or the context requires otherwise, all references in this prospectus supplement to “Bank of America,” “we,” “us,” and “our” are to Bank of America Corporation. Capitalized terms used, but not defined, in this prospectus supplement are defined in the attached prospectus.

RISK FACTORS RELATING TO OUR COMMON STOCK
     Your investment in our common stock involves risks. This prospectus supplement and the attached prospectus do not describe all of those risks. The following is a list of certain risks specific to our shares of common stock. You should review carefully the information in this prospectus supplement and the attached prospectus about our common stock. For more information regarding risks that may materially affect our business and results, please refer to the information under the captions “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2009, and any risks discussed in our subsequent filings that are incorporated by reference in the attached prospectus, as well as other information included or incorporated by reference into the attached prospectus. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.
Our share price may fluctuate.
     The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects, future sales or acquisitions to which we are party, this offering, or future sales of our securities. The market price of our common stock may be affected by:
•	operating results that vary from the expectations of management, securities analysts, and investors;

•	developments in our business or in the financial sector generally;

•	regulatory or legislative changes affecting our industry generally or our business and operations;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions, and other material events by us or our competitors;

•	changes in the credit, mortgage, and real estate markets, including the market for mortgage-related and other asset-backed securities; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.
     In addition, the market price of our common stock may be impacted by our future financial results and by yield and interest rates in the capital markets, our creditworthiness, credit or asset valuations or volatility.
     Stock markets, in general, have experienced over the past two years, and continue to experience, significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.
There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.
     We are not restricted from issuing additional common stock or preferred stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock. The issuance of additional shares of common stock or convertible securities will dilute the ownership interest of our existing common stockholders. The market price of our common stock could decline as a result of this offering as well as other sales of a large block of shares of our common stock or preferred stock or similar securities in the market after this offering, or the perception that such sales could occur. In addition, the conversion ratio of our convertible securities is subject to certain anti-dilution adjustments and any adjustment of these conversion ratios could further dilute our common stockholders.
You may not receive dividends on the common stock.
     Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of holders of our preferred stock or the depositary shares representing such preferred stock then outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so and may reduce or eliminate our common stock dividend in the future. This could adversely affect the market price of our common stock. Also, as a bank holding company, our ability to declare and pay dividends depends on a number of federal regulatory considerations.
Our ability to pay dividends depends upon the results of operations of our subsidiaries.
     We are a bank holding company that conducts substantially all of our operations through our banks and other subsidiaries. As a result, our ability to make dividend payments on our common stock depends primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions on the ability of our banking subsidiaries to pay dividends or make other payments to us.
     In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the common stock effectively will be subordinated to all existing and future liabilities and obligations of our subsidiaries.
Our common stock is an equity security and is subordinate to our existing and future indebtedness and our preferred stock.
     Shares of our common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in our liquidation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of our outstanding preferred stock or the depositary shares representing such preferred stock then outstanding. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our common stock.
If we defer payments on our outstanding junior subordinated notes or are in default under the indentures governing those securities, we will be prohibited from making distributions on our common stock.
     The terms of our outstanding junior subordinated notes prohibit us from declaring or paying any dividends or distributions on our capital stock, including our common stock, or purchasing, acquiring, or making a liquidation payment on such stock, if we are aware of any event that would be an event of default under the indenture governing those junior subordinated notes or at any time when we have deferred payment of interest on those junior subordinated notes.
Anti-takeover provisions could adversely affect our stockholders.
     Provisions of Delaware law and of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our board of directors. Additionally, our certificate of incorporation authorizes our board of directors to issue preferred stock, which could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

USE OF PROCEEDS
     The selling stockholders named in this prospectus supplement are selling the Shares covered by this prospectus supplement and will receive all of the proceeds therefrom. We will not receive any proceeds from sales of the Shares by the selling stockholders.
SELLING STOCKHOLDERS
     This prospectus supplement relates to the sale of the Shares by the selling stockholders listed below. The selling stockholders acquired the Shares upon the automatic conversion of shares of outstanding mandatory convertible preferred stock of Merrill Lynch on the mandatory conversion date. Merrill Lynch issued and sold the shares of its mandatory convertible preferred stock to the selling stockholders in July 2008 in private placements in reliance on an exemption from registration under the Securities Act. In accordance with the terms of the mandatory convertible preferred stock, the shares of Merrill Lynch’s mandatory convertible preferred stock which were automatically convertible into shares of Merrill Lynch common stock on the mandatory conversion date instead became automatically convertible into the Shares as a result of our acquisition of Merrill Lynch in January 2009.
     The following table provides information regarding the beneficial ownership of shares of our common stock by the selling stockholders, as of October 6, 2010. The number of Shares set forth in the table below opposite each selling stockholder represents all shares of our common stock owned by that selling stockholder. The information in the table assumes the sale of all of the Shares by the selling stockholders. Each of the selling stockholders has, to our knowledge, sole voting and investment power with respect to the Shares except as set forth below.
     No selling stockholder has, within the past three years, had any position, office or material relationship with us or our predecessors or affiliates. Each selling stockholder advised us that it is not an affiliate of a broker-dealer.
     The information provided in the table below with respect to each selling stockholder has been furnished to us by that selling stockholder and we have not sought to verify this information.

	Number of Shares Beneficially
Selling Stockholder	Owned Prior to the Offering	Number of Shares Being Offered

TPG-Axon Partners, LP*	6,303,000	6,303,000
TPG-Axon Partners (Offshore), Ltd*	12,797,000	12,797,000

*	We have been advised by the selling stockholders that TPG-Axon Capital Management, LP, a Delaware limited partnership (“TPG-Axon Management”), as investment manager to TPG-Axon Partners, LP, a Delaware limited partnership (“TPG-Axon Domestic”) and TPG-Axon Partners (Offshore), Ltd., a Cayman exempted company (“TPG-Axon Offshore”), has the power to direct the disposition and voting of the Shares held by TPG-Axon Domestic and TPG-Axon Offshore. TPG-Axon Partners GP, LP, a Delaware limited partnership (“Partners GP”) is the general partner of TPG-Axon Domestic. TPG-Axon GP, LLC, a Delaware limited liability company (“GP LLC”) is the general partner of Partners GP and TPG-Axon Management. Dinakar Singh LLC, a Delaware limited liability company (“Singh LLC”) is a Managing Member of GP LLC. Dinakar Singh, an individual, is the Managing Member of Singh LLC and in such capacity may be deemed to control Singh LLC, GP LLC and TPG-Axon Management, and therefore may be deemed the beneficial owner of the Shares held by TPG-Axon Domestic and TPG-Axon Offshore.

PLAN OF DISTRIBUTION
     Each selling stockholder may use this prospectus supplement and the attached prospectus to sell the Shares from time to time after the date of this prospectus supplement until the earlier of (i) the date all of the Shares owned by a selling stockholder have been sold under this prospectus supplement and attached prospectus and (ii) April 15, 2011. The Shares may be sold by the selling stockholders pursuant to this prospectus supplement and attached prospectus only in ordinary brokerage transactions, involving ordinary and customary brokerage commissions, executed on or through the New York Stock Exchange or in the over-the-counter market at market prices prevailing at the time of sale or at prices related to the prevailing market prices. A broker-dealer that is our affiliate may participate in such transactions and may deliver this prospectus supplement and the attached prospectus.
     The selling stockholders will pay any brokerage commissions or sale-related expenses relating to the sale of the Shares pursuant to this prospectus supplement and attached prospectus. We are paying all expenses relating to the registration of the Shares with the Securities and Exchange Commission.
     Each selling stockholder will act independently of us in making decisions with respect to the timing and size of each sale. The registration of the Shares does not necessarily mean that a selling stockholder will sell all or any of its Shares, and a selling stockholder may decide not to sell any of the Shares. We have agreed to make copies of this prospectus supplement and attached prospectus available to the selling stockholders and each selling stockholder has agreed to deliver a copy of this prospectus supplement and attached prospectus to each purchaser at or prior to the time of the sale.
     Each selling stockholder has represented and agreed that it has not and will not offer, sell, or deliver any Shares, directly or indirectly, or distribute this prospectus supplement or the attached prospectus, or any other offering material relating to the Shares, in any jurisdiction except under circumstances that will result in compliance with applicable laws and regulations and that will not impose any obligations on us except as set forth in the agreement with the applicable selling stockholder.
VALIDITY OF THE SHARES
     The validity of the Shares offered pursuant to this prospectus supplement will be passed upon by McGuireWoods LLP, Charlotte, North Carolina. McGuireWoods LLP regularly performs legal services for us. Some members of McGuireWoods LLP performing those legal services own shares of our common stock.